

February 17, 2010

Mr. James E. Murphy
Chief Financial Officer
United Refining Company
15 Bradley Street
Warren, Pennsylvania 16365-3299

       Re: **United Refining Company**
                 Form 10-K for the Fiscal Year Ended August 31, 2009
                 Filed November 30, 2009
                 Form 10-Q for the Fiscal Quarter Ended November 30, 2009
                 Filed January 14, 2010
                 File No. 001-06198

Dear Mr. Newell:

       We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended August 31, 2009

Selected Financial Data, page 17

1.   We note your use of the term gross margin as a non-GAAP measure, which you define as gross profit plus refining operating expenses. Your label should be changed since gross margin and gross profit are synonymous GAAP terms, and

GAAP terms should not be used to describe non-GAAP measures, pursuant to Item 10(e)(ii)(E) of Regulation S-K. Additionally, explain why you believe the presentation of this non-GAAP measure is useful to readers to comply with Item 10(e)(i)(C) of Regulation S-K.

Consolidated Statements of Operations, page 34

2.   For each of the years presented, quantify the extent to which the amount included in your depreciation and amortization expenses line item is attributable to property, plant and equipment used directly in your refinery operations, and explain why you believe no amounts in excess of amortization of deferred maintenance turnarounds, as disclosed on page 39, would need to be included as part of your costs of goods sold.

Note 12 – Disclosures About Fair Value of Financial Instruments, page 55

3.   It appears that your note should be expanded to include the disclosures required by paragraphs 32 to 34 of SFAS 157.

Note 16 – Subsidiary Guarantors, page 58

4.   We note your disclosure indicating that certain of your wholly owned subsidiaries function as guarantors under the terms of your $350 million senior notes, and that you have included a presentation of condensed consolidating financial statements showing your subsidiary guarantors.

Tell us whether you and your subsidiary guarantors meet all of the conditions specified in Rule 3-10(f) of Regulation S-X to qualify for an exception to the general rule specified in Rule 3-10(a)(1) of Regulation S-X; if so, your note should be expanded to provide the disclosures specified in Rule 3-10(i) subparagraphs (6) through (11). Under these circumstances, also tell us your reason for filing duplicative reports with the SEC for these subsidiary guarantors, and explain your view on the applicability of the guidance in Exchange Act Rule 12h-5.

If your subsidiary guarantors do not meet all of the conditions to qualify for the exception, tell us why the reports filed by the subsidiary guarantors include your consolidated financial statements, instead of the subsidiary guarantors' separate financial statements, following the guidance in Rules 3-10(a)(1) and 3-10(i)(6) of Regulation S-X.

Exhibits 31.1 and 31.2

5.   Your certifications should include references to internal control over financial reporting in paragraphs 4 and 4(b) to comply with Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended November 30, 2009

6.   For all comments issued on your Form 10-K that apply to your Form 10-Q, similar revisions should be made.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lily Dang at (202) 551-3867 or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief